African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

February 6, 2006
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR


06011392

African Metals to Test Alluvium along the Doundi River to Find the Source of Large Diamonds

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce a program of pitting in the alluvium along the Doundi River, the discovery site of 4 (98,102,137 and 252 carats) of the 7 large diamonds previously found on the Kenieba Nord concession, western Mali, West Africa. All samples will be weighed and washed to obtain a concentrate of heavy minerals. The concentrate will then be screened and hand-picked for diamonds and diamond indicator minerals.

The objective of this exercise will be two-fold: to do a preliminary survey to determine whether a mining operation of the alluvium could be economically feasible and to trace the source of the large diamonds through the distribution and condition of indicator minerals. An attempt will be made with each pit to reach saprolite, so it is possible that a kimberlite pipe(s) could be discovered through the pitting.

During the program, 5 pits at 20 m intervals will be dug on each of 11 lines spaced at 50 m along the discovery area of large diamonds. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director